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                                                                    EXHIBIT 99.3

                                                           [English Translation]
                                                                October 21, 2003
                                                            Corporate Disclosure

           Shareholders' Resolution on Appointment of Outside Director

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

Background of Director               Name                                    Sun Woo Kim
                                      Age                                         62
                                   Education                         MBA, Dankuk University, Korea
                                  Current post              Standing Director, Okedongmu Children in Korea
                                   Experience                    Director, Korean Broadcasting System
Term                                                                            3 years
Ground of appointment                                                       New appointment
Date of shareholders' resolution                                           October 21, 2003

Others                                               - The appointment hereof is conditional upon a successful closing (expected on
                                                       October 31, 2003) of the investment pursuant to the Investment Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.

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           Shareholders' Resolution on Appointment of Outside Director

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
Background of Director               Name                                   Sung Kyu Park
                                      Age                                         63
                                   Education                   Ph.D., Electric Engineering, Texas Austin
                                  Current post                  Member, Telecommunications Association
                                   Experience              President, Morocco Regional Office, Daewoo Group
Term                                                                            3 years
Ground of appointment                                                       New appointment
Date of shareholders' resolution                                           October 21, 2003

Others                                               - The appointment hereof is conditional upon a successful closing (expected on
                                                       October 31, 2003) of the investment pursuant to the Investment Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.

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           Shareholders' Resolution on Appointment of Outside Director

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
Background of Director               Name                                  Kyung-Joon Choi
                                      Age                                         43
                                   Education                            JD, New York University
                                  Current post                         Lawyer, Kim, Chang & Lee
                                   Experience                          Judge, Seoul Civil Court
Term                                                                            3 years
Ground of appointment                                                       New appointment
Date of shareholders' resolution                                           October 21, 2003

Others                                               - The appointment hereof is conditional upon a successful closing (expected on
                                                       October 31, 2003) of the investment pursuant to the Investment Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.

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           Shareholders' Resolution on Appointment of Outside Director

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
Background of Director               Name                                  Byung Moo Park
                                      Age                                         42
                                   Education                          L.L.M., Harvard University
                                  Current post                   Managing Director, Newbridge Capital
                                   Experience                      CEO/Advisor, Plenus Entertainment
Term                                                                            3 years
Ground of appointment                                                       New appointment
Date of shareholders' resolution                                           October 21, 2003

Others                                               - The appointment hereof is conditional upon a successful closing (expected on
                                                       October 31, 2003) of the investment pursuant to the Investment Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.

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           Shareholders' Resolution on Appointment of Outside Director

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
Background of Director               Name                                     Paul Chen
                                      Age                                         38
                                   Education                            MBA, Harvard University
                                  Current post               Managing Director, Newbridge Asia (Hong Kong)
                                   Experience                      Investment Banker, Morgan Stanley
Term                                                                            3 years
Ground of appointment                                                       New appointment
Date of shareholders' resolution                                           October 21, 2003

Others                                               - The appointment hereof is conditional upon a successful closing (expected on
                                                       October 31, 2003) of the investment pursuant to the Investment Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.

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